UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-40724

CHINA JO-JO DRUGSTORES, INC.
(Translation of registrant’s name into English)

Hai Wai Hai Tongxin Mansion Floor 6 Gong Shu District,

Hangzhou City, Zhejiang Province, People’s Republic of China, 310008
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

China Jo-Jo Drugstores, Inc., a Cayman Islands exempted company (the “Company”) furnishes under the cover of Form 6-K the following:

On September 26, 2023, the Company entered into certain Securities Purchase Agreements (the “Purchase Agreement”) with several investors (the “Investors”) pursuant to which the Company agreed to sell to the Investors, and the Investors agreed to purchase from the Company, in a registered direct offering, an aggregate of 9,960,000 ordinary shares (the “Shares”), par value $0.012 per share, of the Company (“Ordinary Shares”), at a purchase price of $0.26 per Share (the “Purchase Price”), and warrants to purchase up to an aggregate of 19,920,000 Ordinary Shares at the Purchase Price (the “Warrants”), for aggregate gross proceeds to the Company of $2,589,600. The Warrants shall be initially exercisable immediately at the Purchase Price following issuance and expire three years from the issuance date of the Warrants. The exercise price and the number of Ordinary Shares issuable upon exercise of the Warrants (the “Warrant Shares”) are subject to adjustment in the event of share splits or dividends, or other similar transactions.

Net proceeds to the Company from the sale of the Shares and the Warrants (such transaction, the “Offering”), after deducting estimated offering expenses, are expected to be approximately $2.54 million. The Offering is expected to close on or about September 28, 2023, subject to satisfaction of customary closing conditions.

The Offering of the Shares, the Warrants and the shares underlying the Warrants are being made pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-259692), which was originally filed with the Securities and Exchange Commission on September 21, 2021 and was declared effective on December 19, 2022.

The foregoing description of the Purchase Agreement and the Warrants does not purport to be complete and is qualified in its entirety by reference to the full texts of the Form of Warrant and the Form of Purchase Agreement, a copy of each of which is attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively, and is incorporated herein by reference.

A copy of the opinion of Conyers Dill & Pearman LLP relating to the validity of the securities to be issued in the Offering is filed herewith as Exhibit 5.1.

Exhibit No.	Description of Exhibit
5.1	Opinion of Conyers Dill & Pearman LLP
10.1	Form of Warrant
10.2	Form of Purchase Agreement(1)
99.1	Pricing Press Release dated September 26, 2023

(1)	The schedule to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of all omitted information to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2023	CHINA JO-JO DRUGSTORES, INC.

	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer (Principal Executive Officer)

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